Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports first quarter 2014 results

  BCE Q1 net earnings attributable to common shareholders grow 8.7% to $615 million; Adjusted net earnings per share of $0.81, up 5.2%
  Free cash flow up 6.1% to $262 million on 4.1% higher Bell EBITDA
  Strong Bell Wireless service revenue growth of 4.7% supported by 3.5% increase in blended ARPU, drives 7.4% higher EBITDA
  Canada’s Mobile TV leader with 1,335,000 subscribers, up 67% year over year
  Bell Fibe TV adds 54,680 net new customers, up 15.2%; high-speed Internet net activations increase fourfold to 15,627; residential local access line losses improve 21.4%
  Total TV subscribers for BCE up 8.1% to 2,529,471, including 723,891 IPTV customers
  Improved customer service drives lower churn across all residential and wireless services
  Bell Media EBITDA increases 53.1%, reflecting Astral acquisition and revenue share gain in both advertising and broadcast distributor subscriber fees
  Acquired prime nationwide 700 MHz wireless spectrum licences to bring advanced broadband wireless to small towns, rural regions and Canada’s North

MONTRÉAL, May 6, 2014 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the first quarter (Q1) of 2014.

FINANCIAL HIGHLIGHTS
($ millions except per share amounts) (unaudited)	Q1 2014	Q1 2013	% change
Bell(i)
Operating revenues	4,538	4,348	4.4%
EBITDA(1)	1,708	1,641	4.1%
BCE
Operating revenues	5,099	4,919	3.7%
EBITDA	2,022	1,962	3.1%
Net earnings attributable to common shareholders	615	566	8.7%
EPS	0.79	0.73	8.2%
Adjusted EPS(2)	0.81	0.77	5.2%
Cash flows from operating activities	982	1 040	(5.6%)
Free cash flow(3)	262	247	6.1%

(i)	Bell includes the Bell Wireless, Bell Wireline and Bell Media segments.

“Bell’s strategic investments in advanced broadband networks and services, improved customer service and Canadian content development are driving the growth services – Wireless, TV, Internet and Media – that are rapidly transforming our business,” said George Cope, President

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and Chief Executive Officer of BCE and Bell. “Fast-growing Fibe TV is increasing Bell’s share of the household as it drives significant gains in high-speed Internet additions and reductions in Home Phone losses. Bell Media, with Astral contributing to strong EBITDA and free cash flow growth, continues to expand its media leadership with outstanding new Canadian programming, TV Everywhere innovations and sports viewership growth. Wireless customers are using smartphones and data services like never before on Canada’s largest 4G LTE network – and we’re taking it further by being the first to introduce mobile service with new 700 MHz spectrum.”

“The Bell team has made great strides in executing our imperative to improve customer service, backed by investment of approximately $600 million in new service enhancements since 2008. We’ve developed innovative online and mobile service apps to enhance the customer experience, maximized our field service fleet with state-of-the-art dispatch and communications capabilities, and announced the opening of 3 new Bell customer service call centres in Québec and Ontario in the last year,” said Mr. Cope. “The hard work and investment is paying off, with an array of industry measures highlighting our service progress. That includes reductions in customer churn in all residential and wireless services, and 7% fewer calls into our service centres compared to Q1 of last year. Bell’s journey to achieving our customer service objectives is not over, but we are well on our way.”

In its most recent North American Technographics Telecom and Devices Online Q4 2013 survey, global research firm Forrester Research Inc. found that Bell significantly increased its Customer Experience Index (CEI) scores across all residential and wireless services. Bell TV, Internet, Home Phone and Wireless all greatly improved customer satisfaction, experiencing an average 41% increase in CEI scores from 2010 to 2013.

Bell is dedicated to achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks and Services, Improve Customer Service, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, and Achieve a Competitive Cost Structure.

“Bell begins 2014 with solid first-quarter financial results that underline the operating momentum we have across our growth services, especially in Wireless, residential Wireline and Media,” said Siim Vanaselja, Chief Financial Officer of BCE and Bell. “EBITDA growth in Q1 drove strong increases in earnings and free cash flow, supporting our strategic broadband network investments and BCE’s higher common share dividend rate for 2014. With a good start to the year across Bell’s business segments and a favourable outlook, we reconfirm our 2014 financial guidance as we remain on track with our business plan for the year.”

BCE RESULTS
BCE delivered healthy revenue and EBITDA(1) growth of 3.7% and 3.1%, respectively, in Q1 2014 with a relatively steady EBITDA margin(1) of 39.7%, supported by improved year-over-year financial results at Bell. This was partly offset by lower revenue and EBITDA at Bell Aliant, where cost management initiatives helped to contain the adverse impact on its overall financial performance from intense competitive pressure.

BCE reported Q1 2014 net earnings attributable to common shareholders of $615 million, up 8.7% from $566 million in Q1 2013, and Adjusted net earnings(2) of $626 million, an increase of 4.5% from $599 million last year. Net earnings per share (EPS) of $0.79 and Adjusted EPS of $0.81 were up 8.2% and 5.2%, respectively, reflecting higher EBITDA driven by the increased contribution of Bell’s growth services (Wireless, TV, Internet and other broadband services, and Media).

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BCE’s cash flows from operating activities were $982 million in Q1 2014, compared to $1,040 million in Q1 2013, due to a decrease at Bell Aliant which was partly offset by an increase at Bell. Free cash flow(3) was up 6.1% to $262 million from $247 million last year, reflecting higher Bell EBITDA and an improvement in working capital. This was partly offset by lower dividends received in 2014 from Bell Aliant, due to a change in its common share dividend payment dates, and higher income taxes paid by Bell mainly as a result of no special pension contribution tax benefit. Free cash flow per share(3) in Q1 2014 was $0.34 per common share, compared to $0.32 per common share last year.

At March 31, 2014, BCE (Bell Canada and Bell Aliant) served a total of 7,908,596 Wireless subscribers, up 1.2% from Q1 2013; total TV subscribers of 2,529,471, up 8.1% (including 723,891 IPTV customers, an increase of 67.2% compared to Q1 2013); Internet subscribers of 3,163,218, up 3.4%; and total NAS lines of 7,462,829, a decrease of 6.7%.

BELL RESULTS
Bell operating revenues increased 4.4% to $4,538 million. This was driven by a 5.0% increase in service revenues, reflecting Astral’s contribution to Bell Media results, solid Wireless revenue growth as well as higher TV and Internet service revenues that drove positive Wireline residential revenue growth this quarter, which more than offset the ongoing, but moderating, decline in traditional Wireline voice revenues.

Growth services continued to accelerate, with our Wireless, TV, Internet and other Wireline broadband, and Media services now delivering 83% of operating revenues, for a 7.2%, or $251 million, increase in Q1 2014.

Bell EBITDA grew 4.1% to $1,708 million, reflecting increases of 7.4% at Bell Wireless and 53.1% at Bell Media, moderated by a 2.9% decrease at Bell Wireline. Bell’s consolidated EBITDA margin remained stable at 37.6% in Q1 2014, compared to 37.7% last year, due to higher Wireless average revenue per user (ARPU)(4), diminishing Wireline voice erosion, and cost efficiencies.

Bell continued its strategic investments in industry-leading network and services, with capital expenditures of $594 million in Q1 unchanged year over year. This reflects the continued rapid deployment of broadband fibre to homes, neighbourhoods and businesses in Québec and Ontario that is fuelling the rapid expansion of Fibe TV; higher spending on network capacity to support increasing Internet bandwidth usage and 4G LTE mobile data consumption; and enhancements to our client care and customer service delivery systems.

BELL OPERATING RESULTS BY SEGMENT

Bell Wireless
Bell Wireless operating revenues increased 4.5% to $1,472 million in Q1 2014 from $1,409 million last year. Service revenues grew 4.7% to $1,364 million, driven by a higher postpaid subscriber mix in our wireless customer base and strong growth in blended ARPU attributable to greater data usage. Wireless data revenue increased 17.5%, reflecting higher adoption and usage of smartphones.

Bell Wireless EBITDA increased 7.4% to $628 million, reflecting the flow-through of strong ARPU growth and disciplined postpaid subscriber acquisition and customer retention spending. This resulted in a 1.1% increase in EBITDA service margin to 46.0%, our best quarterly performance in almost five years (since Q2 2009).

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  Postpaid net additions totalled 33,964 compared to 59,497 last year. This reflected a 6.8% decrease in postpaid gross activations attributable to slower overall market growth as a result of higher rate-plan pricing on new 2-year contracts brought about by the new federal Wireless Code of Conduct and fewer major smartphone launches during the quarter.
  Prepaid net subscriber losses improved 27.5%, year over year, to 49,642, due to fewer customer deactivations.

  Smartphones represented 74% of total postpaid gross activations in Q1 2014, compared to 71% in Q1 2013. This increased the percentage of postpaid subscribers with smartphones to 74% at March 31, 2014, compared to 65% at the end of Q1 2013.

  Postpaid customer churn(4) improved 0.01% to 1.24%, reflecting Bell’s network quality and reach, focused investments in customer service and retention, and fewer switchers in the market as a result of more disciplined industry pricing and handset discounting.

  Bell Wireless postpaid customers totalled 6,711,656, a 3.5% increase over last year. Total Bell Wireless customers grew 1.2% to 7,762,656.

  Blended ARPU increased 3.5% to $57.90, driven by growing smartphone penetration, increasing usage of data services, and higher rate plan pricing driven by the transition from 3-year to 2-year contracts.

  Cost of acquisition (COA)(4) increased to $442 per subscriber compared to $404 last year, reflecting higher sales commissions and increased marketing costs related to Olympics advertising.

  Retention spending in Q1 kept pace with growth in wireless service revenues and, therefore, remained essentially unchanged, year over year, at 10.2% compared to 10.3% last year.

  Bell continued to lead in cutting the cost of mobile roaming in countries Canadians travel to the most, reducing voice and data roaming prices for consumers travelling in Cuba and Japan in Q1. This follows significant rate decreases for the United States, Europe, Mexico, China, Turkey, Australia and New Zealand, Bermuda and most Caribbean islands.

  Industry-leading Bell Mobile TV reached 1,335,000 subscribers in Q1 2014, up from approximately 800,000 at the same time last year. Mobile TV video streams grew 22.5% in Q1 to more than 10.6 million, which included major events like the Super Bowl and Sochi 2014.

  In Q1, Bell and the Royal Bank of Canada (RBC) launched a secure mobile payment service that enables RBC customers with compatible Bell Mobility smartphones to make debit and credit purchases at retail locations that accept contactless payments.

  Bell offers customers access to Canada’s largest 4G LTE mobile network, reaching 81% of the Canadian population at the end of Q1, and complemented by 4G HSPA+ coverage to more than 98% of the population.

  On April 2, 2014, Bell acquired 31 licences for 480M MHz-POP of prime nationwide 700 MHz spectrum for $566 million, following February’s federal wireless spectrum auction, bringing Bell’s total spectrum holdings to more than 4,200M MHz-POP nationally. That same day, Bell launched Canada’s first 700 MHz spectrum LTE service, employing lower C-block

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spectrum that most Bell smartphones are compatible with today. With 700 MHz spectrum in all national markets, Bell will expand 4G mobile broadband service to small towns, rural locations and Canada’s North, with an objective to deliver advanced LTE to more than 98% of the population.

Bell Wireline
Our Wireline segment progressed in its ongoing transformation, slowing the pace of revenue and EBITDA decline in Q1 2014 with a 65%, or 40,500, improvement in the total number of residential (TV, Internet and local access lines) net customer losses.

Led by strong Fibe TV performance, which supported significant increases in high-speed Internet net additions and fewer residential NAS line losses compared to last year, Bell Residential Services delivered positive revenue growth for a second consecutive quarter. While the rate of revenue decline at Bell Business Markets also improved year over year, results were impacted by competitive pricing pressures and reduced spending by large business customers indicative of a continuing soft economy.

In addition, a significant year-over-year decrease in consumer electronic sales at The Source, largely attributable to a weather-driven drop in retail store traffic this winter, negatively impacted Wireline revenues this quarter. As a result, Bell Wireline Q1 operating revenues decreased 1.8% to $2,462 million from $2,508 million last year.

Wireline EBITDA decreased 2.9% to $930 million in Q1 and we maintained margin at 37.8%, compared to 38.2% in Q1 2013. This represents a notable improvement over the 4.5% EBITDA decline reported last year, which was supported by an $18 million, or 1.2%, year-over-year reduction in operating costs this quarter.

Approximately 1%, or $9 million, of the Wireline EBITDA decrease this quarter was due to a decline in sales at The Source. Higher network operating costs driven by severe weather conditions in central Canada this winter and Olympics advertising for Sochi 2014 also contributed to lower Wireline EBITDA in Q1 2014.

  Bell Fibe TV added 54,680 net new customers, 15.2% more than in Q1 2013. This brings the total number of Bell Fibe TV subscribers to 534,110 – up 80.6% over last year.

  The Bell Fibe TV residential service footprint grew by a million homes over last year to reach 4.5 million at the end of Q1.

  Bell Satellite TV losses improved 22.0% to 26,119 as a result of fewer retail customer deactivations, despite aggressive customer conversion offers from cable TV competitors. This reflects our focus on improving the customer experience with product enhancements, including more on-demand content.

  Combined Fibe TV and Satellite TV net additions more than doubled, year over year, to 28,561. The Bell TV subscriber base totalled 2,306,994 at the end of Q1 2014, a 6.3% increase over last year.

  High-speed Internet net customer additions increased almost fourfold to 15,627, compared to 3,952 in Q1 2013, driven by the pull-through of Bell Fibe TV, wholesale customer gains, and lower residential customer churn. High-speed Internet subscribers at the end of the quarter totalled 2,200,170, an increase of 3.3% over last year.

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  Wireline data revenue was $1,463 million, up 2.1%, driven by continued solid residential services growth and a 3.7% increase in IP connectivity revenues in Bell Business Markets. Residential data revenue was up 4.8% in Q1, reflecting higher TV and Internet revenues, driven by stronger Fibe customer growth, and greater demand for higher bandwidth Internet service.

  Residential NAS net losses improved 21.4% in Q1 to 65,638 from 83,557 last year. This was supported by strong Fibe TV attach rates which helped to drive NAS customer retention, contributing to an 18% increase in 3-product households this quarter.

  Business NAS losses increased 43.0%, up 10,706 over last year, to 35,595, due to a greater number of deactivations in our large business segment resulting from ongoing customer conversion of voice lines to IP-based services and competitive losses.

  Total Bell NAS lines at the end of Q1 2014 were 5,141,016, down 7.1% from 5,536,493 last year. As a result, Bell’s local and access revenues declined 6.7% to $603 million, while long distance revenues decreased 12.0% to $162 million.

Bell Media
Bell Media continued to build on its position as Canada’s leading media company with its extensive portfolio of news, sports and entertainment programming that drove high audience levels and ratings, contributing to strong overall financial and operating performance this quarter.

Bell Media operating revenue grew 40.7% to $722 million and EBITDA grew 53.1% to $150 million in Q1 2014. The significant year-over-year increases reflected higher advertising and subscriber fee revenues from the Astral acquisition, as well as the flow-through of 2013 market-based rate increases in specialty TV services and higher revenues generated from new mobile content deals and TV Everywhere products. Overall advertising revenue growth this quarter was moderated by a continuing soft advertising market that saw a shift in spending to the main broadcaster of the Sochi Winter Olympics. Higher costs for TV programming, increased spending on in-house Canadian productions, and sports broadcast rights agreements that continue to escalate in price for the industry as a whole were absorbed by operating synergies from Astral’s successful integration into Bell Media.

  Bell Media continued to win strong audiences across its conventional and specialty TV properties. CTV completed the winter season with 12 of the Top 20 programs nationally among all viewers and aired a range of highly-rated Canadian programming, including MasterChef Canada, Bitten and the JUNO Awards.

  TSN remains the top sports and specialty channel, growing viewership 8% in Q1 with the return of regular-season NHL hockey and coverage of the Sochi 2014 Winter Olympics. TSN broadcast more than 250 hours of Sochi 2014.

  Bell Media’s slate of TV Everywhere options expanded significantly with the TSN GO app, providing access to more than 6,000 hours of live and on-demand sports programming on Canada’s sports leader, TSN and TSN 2. TSN GO is the latest addition to Bell Media TV Everywhere products, which includes TMN GO and CTV GO, with more to come.

  The Academy of Canadian Cinema and Television recognized Bell Media and its production partners for excellence in programming across multiple categories at the Canadian Screen Awards, honouring CTV National News with Lisa LaFlamme (Best National Newscast), W5

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(Gordon Sinclair Award for Broadcast Journalism), The Amazing Race Canada (3 awards, including Best Writing in a Reality Series), the MuchMusic Video Awards (Best Music Program or Series) and TSN’s Grey Cup coverage topping numerous sports categories (including Best Live Sports Event) – 54 awards in total.

  Bell continued with its divestiture of TV and radio assets required by the Canadian Radio- television and Telecommunications Commission (CRTC) and the Competition Bureau as part of their approval of Bell’s acquisition of Astral. In Q1, Bell completed the sale of 6 TV services and 2 radio stations to Corus Entertainment Inc., 3 radio stations to Jim Pattison Broadcast Group, and 5 radio stations to Newcap Inc., generating total proceeds of $538 million. Sales of the final 5 Astral TV assets to DHX Media Ltd. and V Media Group are expected to be completed later this year, subject to closing conditions including approval by the CRTC and termination rights, bringing total expected asset divestiture proceeds to more than $720 million.

BELL ALIANT RESULTS
Bell Aliant (TSX: BA) revenues decreased 1.2% to $676 million in Q1 2014 from $684 million last year, as a result of the continued declines in voice (local and access and long distance) revenues, as well as the adverse revenue impact from intense competitive pricing pressures in both its consumer and business markets, that were not fully offset by continued solid growth in data service (Internet and TV) revenues. Bell Aliant’s EBITDA decreased 2.2% to $314 million from $321 million, despite relatively stable year-over-year operating costs, due to lower operating revenues. For more information, please visit BellAliant.ca.

COMMON SHARE DIVIDEND
BCE’s Board of Directors has declared a quarterly dividend of $0.6175 per common share, payable on July 15, 2014 to shareholders of record at the close of business on June 16, 2014.

OUTLOOK
BCE confirmed its financial guidance targets for 2014, as provided on February 6, 2014, as follows:

	February 6	May 6
	Guidance	Guidance
Bell (i)
Revenue Growth	2% – 4%	On track
EBITDA Growth	3% – 5%	On track
Capital Intensity(4)	16% – 17%	On track
BCE
Adjusted EPS	$3.10 – $3.20	On track
Free Cash Flow growth	3% – 7%	On track
Annual common dividend per share	$2.47	$2.47
Dividend payout(4) policy	65% – 75% of free cash flow	On track

(i)	Bell’s 2014 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.

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CALL WITH FINANCIAL ANALYSTS
BCE will hold a conference call for financial analysts to discuss Q1 2014 results on Tuesday, May 6 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial (416) 340-2216 or toll-free 1-866-223-7781 shortly before the start of the call. A replay will be available for one week by dialing (905) 694-9451 or 1-800-408-3053 and entering pass code 9343972#.

A live audio webcast of the conference call will be available on BCE’s website at BCE Q1-2014 conference call. The mp3 file will be available for download on this page later in the day.

NOTES
The information contained in this news release is unaudited.

(1)	The terms EBITDA and EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q1 2014 consolidated financial statements. We define EBITDA margin as EBITDA divided by operating revenues. We use EBITDA and EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use EBITDA and EBITDA margin to evaluate the performance of our businesses. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA and EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to EBITDA.

($ millions)
	Q1 2014	Q1 2013
Net earnings	714	672
Severance, acquisition and other costs	38	33
Depreciation	699	675
Amortization	167	163
Finance costs
Interest expense	235	221
Interest on post-employment benefit obligations	25	37
Other income	(87)	(80)
Income taxes	231	241
EBITDA	2,022	1,962
BCE Operating Revenues	5,099	4,919
EBITDA Margin	39.7%	39.9%

(2)	The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share. We use Adjusted net earnings and Adjusted

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EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

($ millions except per share amounts)
	Q1 2014		Q1 2013
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	615	0.79	566	0.73
Severance, acquisition and other costs	23	0.03	23	0.03
Net gains on investments	(12)	(0.01)	(2)	-
Premium on early redemption of debt	-	-	12	0.01
Adjusted net earnings	626	0.81	599	0.77

(3)	The terms free cash flow and free cash flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant free cash flow. We define free cash flow per share as free cash flow divided by the average number of common shares outstanding.

($ millions except per share amounts)
	Q1 2014	Q1 2013
Cash flows from operating activities	982	1,040
Bell Aliant dividends to BCE	-	48
Capital expenditures	(729)	(722)
Cash dividends paid on preferred shares	(32)	(26)
Cash dividends paid by subsidiaries to non-controlling interest	(7)	(73)
Acquisition costs paid	14	10
Bell Aliant free cash flow	34	(30)
Free cash flow	262	247
Average number of common shares outstanding	776.5	775.7
Free cash flow per share	0.34	0.32

We consider free cash flow and free cash flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. We

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believe that certain investors and analysts also use free cash flow and free cash flow per share to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The table above is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

(4)	We use ARPU, churn, COA, capital intensity and dividend payout ratio to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs)– KPIs in BCE’s Q1 2014 MD&A for a definition of such KPIs.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements made in this news release, including, but not limited to, statements relating to our 2014 financial guidance (including revenues, EBITDA, capital intensity, Adjusted EPS and free cash flow), our business outlook, objectives, plans and strategic priorities, BCE’s 2014 annualized common share dividend and common share dividend policy, our networks deployment plans, the sales of the final five Astral TV assets, and other statements that are not historical facts, are forward-looking. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of May 6, 2014 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after May 6, 2014. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2014 financial results, as well as our objectives, strategic priorities and business outlook for 2014, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements for 2014 contained in this news release, including, but not limited to:

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Canadian Economic and Market Assumptions

  growth in the Canadian GDP of 2.3% in 2014, based on the Bank of Canada’s most recent estimate, a twenty basis point decrease compared to an earlier estimate of 2.5%;
  a faster pace of employment growth compared to 2013
  a sustained level of wireline and wireless competition in both consumer and business markets higher, but slowing, wireless industry penetration driven by the increasing adoption of smartphones, tablets and other 4G devices, the expansion of LTE service in non-urban markets, the availability of new data applications and services, as well as population growth a relatively stable advertising market for Bell Media

Assumptions Concerning our Bell Wireless Segment

  Higher, but slowing, wireless industry penetration in Canada
  Maintaining Bell’s market share of incumbent wireless postpaid net activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Our ability to monetize increasing data usage and customer subscription to new data services
  Further expansion of our 4G LTE wireless network in rural areas and in more urban markets across Canada
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational and competitive consequences of adverse changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  Increasing wireless and Internet-based technological substitution
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Stabilizing residential NAS line erosion rate as we leverage our broadband investment in Fibe TV to drive three-product household penetration, increase our MDU market share, and generate higher pull-through attach rates for our residential Internet and Home Phone services
  Higher revenue per household and flow-through of market-based price increases across residential products from increasing penetration of three-product households
  Faster pace of employment and economic growth compared to 2013
  Continued business customer migration to IP-based systems
  Ongoing competitive reprice pressures in our business and wholesale markets
  Ability to realize cost savings from management workforce attrition and retirements, call centre efficiencies, field service productivity improvements, reduction in supplier contract rates, lower print and mail costs, content cost management and reducing traffic that is not on our own network
  Growing consumption of OTT TV services and streaming video, projected growth in TV Everywhere as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment

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Assumptions Concerning our Bell Media Segment

  Relatively stable advertising market
  Escalating costs to secure TV programming and sports content
  Ability to successfully acquire highly-rated programming and differentiated content
  Market rates for specialty content generally increasing
  Building and maintaining strategic supply arrangements for content on all four screens
  Full realization of cost synergies from the integration of Astral into Bell Media
  No material financial, operational or competitive consequences of adverse changes in media regulation

Assumptions Concerning our Bell Aliant Segment

  Economy continues to rebound
  Competitive activity in both consumer and business will continue to be intense
  Wireless substitution for wireline services will increase in Bell Aliant markets, but is expected to lag other regions of Canada
  NAS net decline stabilizing
  Steady demand for FibreOP service driving Internet and IPTV customer acquisition at similar levels as 2013
  Cost reductions achieved through productivity initiatives will continue, largely offsetting cost increases associated with growth in IPTV customers and associated TV content costs and normal inflationary pressures

Financial Assumptions Concerning Bell (Excluding Bell Aliant)

The following constitute Bell’s principal financial assumptions for 2014:

  the maintenance of a relatively stable consolidated EBITDA margin;
  increasing wireless EBITDA contribution and margin expansion;
  an improving year-over-year rate of decline in wireline revenue and EBITDA;
  Bell’s total post-employment benefit plans cost to be approximately $310 million, based on an estimated accounting discount rate of 4.9%, comprised of an estimated above EBITDA post-employment benefit plans service cost of approximately $220 million and an estimated below EBITDA net post-employment benefit plans financing cost of approximately $90 million;
  total pension plan cash funding of approximately $350 million;
  cash taxes of approximately $600 million;
  net interest expense of approximately $750 million;
  net interest payments of approximately $775 million; and
  working capital changes and severance and other costs of approximately $175 million.

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2014:

  BCE’s total post-employment benefit plans cost to be approximately $390 million, including approximately $80 million for Bell Aliant, comprised of an estimated above EBITDA post- employment benefit plans service cost of approximately $280 million and an estimated below EBITDA net post-employment benefit plans financing cost of approximately $110 million;
  depreciation and amortization expense approximately $115 million higher compared to 2013;
  net interest expense of approximately $900 million;

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  tax adjustments (per share) of approximately $0.04;
  an effective tax rate of approximately 26%;
  non-controlling interest of approximately $280 million; and
  an annual common share dividend of $2.47 per share.

The foregoing assumptions, although considered reasonable by BCE on May 6, 2014, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2014 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2014 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, financial results and operating metrics such as ARPU the level of technological substitution and the presence of alternative service providers, contributing to reduced utilization of traditional wireline voice services the adverse effect of new technology and increasing fragmentation in Bell TV’s TV distribution market and Bell Media’s TV and radio markets variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels regulatory initiatives and proceedings, government consultations and government positions that affect us and influence our business economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and ratings/audience levels the complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems our failure to satisfy customer expectations and build a low cost operational delivery model our failure to carry out wireline network evolution activities, and to meet network upgrade or deployment timelines within our capital intensity target our failure to maintain network operating performance in the context of significant increases in broadband demand and in the volume of wireless data-driven traffic our failure to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to implement or maintain, on a timely basis, effective information technology (IT) systems, and the complexity and costs of our IT environment our inability to protect our data centres, electronic and physical records and the information stored therein employee retention and performance, and labour disruptions our failure to execute our strategic imperatives and business development plans in order to produce the expected benefits, including to continue to implement our targeted cost reduction initiatives

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  ineffective change management resulting from restructurings and other corporate initiatives, and the failure to successfully integrate business acquisitions and existing business units pension obligation volatility and increased contributions to post-employment benefit plans events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, critical products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, equipment and other facilities in-orbit risks of satellites used by Bell TV
  unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws
  our capital and other expenditure levels, financing and debt requirements and inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and implement our business plan, as well as our inability to manage various credit, liquidity and market risks our inability to discontinue certain services as necessary to improve capital and operating efficiencies our failure to evolve practices and effectively monitor and control fraudulent activities the theft of our direct-to-home (DTH) satellite TV services copyright theft and other unauthorized use of our content
  higher taxes due to new taxes, higher tax rates or changes to tax laws, and our inability to predict the outcome of government audits health concerns about radio frequency emissions from wireless devices and equipment our inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks
  BCE’s dependence on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained stock market volatility

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2013 Annual MD&A dated March 6, 2014 (included in the BCE 2013 Annual Report) and BCE’s 2014 First Quarter MD&A dated May 5, 2014, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

ABOUT BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

The Bell Let’s Talk mental health initiative is a national charitable and awareness program promoting mental health across Canada with the Bell Let’s Talk Day anti-stigma campaign and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

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For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

 Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca